UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

______________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Highbury Financial Inc.

(Name of Issuer)

Common Stock, $.0001 par value per share

(Title of Class of Securities)

42982Y109

(CUSIP Number)

December 9, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John C. Hagerty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 832,600
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 832,600
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 832,600
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas J. Healey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 832,600
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 832,600
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 832,600
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1(a).	Name of Issuer: Highbury Financial Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices: 999 Eighteenth Street, Ste. 3000, Denver, CO 80202.

Item 2(a).
Names of Persons Filing:  This statement is being filed by John C. Hagerty (“Hagerty”), and Thomas J. Healey (“Healey”).  The persons named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence: The address of the principal business office of Hagerty and Healey is 310 South Street, 3rd Floor, Morristown, NJ, 07960.

Item 2(c).	Citizenship: Hagerty and Healey are United States citizens.

Item 2(d).	Title of Class of Securities: Common Stock, $.0001 par value (“Common Stock”).

Item 2(e).	CUSIP Number: 42982Y109.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership.

(a)
Amount Benefically Owned:  Healey is the record owner of 66,500 shares of Common Stock, and warrants, which are immediately exercisable, to purchase an additional 443,000 shares of Common Stock of the Issuer (the “Healey Shares”).

H&H Agility, LLC (“H&H”) is the record owner of a total of 4,600 shares of Common Stock and warrants, which are immediately exercisable, to purchase an additional 268,500 shares of Common Stock of the Issuer.  Healey Investments I, LLC (“Healey Investments”) is the record owner of a total of 25,000 shares of Common Stock of the Issuer.  The shares and warrants held of record by H&H and Healey Investments are referred to herein as the “Hagerty Shares”.  Hagerty, as the manager of H&H and as a delegate of the manager of Healey Investments, may be deemed to beneficially own the Hagerty Shares.  Hagerty, through a self-directed individual retirement account is the record owner of a total of 25,000 shares of Common Stock of the Issuer (the “IRA Shares”).

Hagerty and Healey are both members of Healey Development, LLC and may be deemed to beneficially own the Healey Shares, the Hagerty Shares and the IRA Shares.

(b)
Percent of Class:  See Line 11 of cover sheets.  The percentages set forth on the cover sheets are calculated based on 9,085,035 shares of Common Stock reported to be outstanding, as of the period ending May 31, 2009, by the Issuer in Form 8-K as filed with the Securities and Exchange Commission on June 29, 2009.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Line 5 of cover sheets.

(ii)	shared power to vote or to direct the vote: See Line 6 of cover sheets.

(iii)	sole power to dispose or to direct the disposition of: See Line 7 of cover sheets.

(iv)	shared power to dispose or to direct the disposition of: See Line 8 of cover sheets.

Each of Healey and Hagerty disclaims beneficial ownership of such shares of Common Stock except for the shares Hagerty and Healey hold of record.

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.
Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 28, 2009

/s/ John C. Hagerty
John C. Hagerty

/s/ Thomas J. Healey
Thomas J. Healey

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Highbury Financial Inc.

EXECUTED this 28th day of July, 2009.

/s/ John C. Hagerty
John C. Hagerty

/s/ Thomas J. Healey
Thomas J. Healey